Exhibit 99.1

The table below specifies the date, amount and weighted average price per share of Common Stock purchased by Cascade Investment, L.L.C. during the period January 27, 2009 through February 5, 2009.  All of the acquisitions were affected on the New York Stock Exchange through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share	Range of Price Paid per Share
1/27/2009	341,461	26.1979	$26.02 - $26.44
1/28/2009	409,534	26.4490	$26.31 - $26.685
1/29/2009	500,000	26.3780	$26.16 - $26.81
1/30/2009	600,000	26.1617	$25.785 - $26.505
2/2/2009	500,000	25.0243	$24.78 - $25.60
2/3/2009	500,000	25.1177	$24.92 - $25.51
2/4/2009	500,000	25.0155	$24.69 - $25.54
2/5/2009	500,000	24.4982	$24.23 - $24.93